Plastec Technologies, Ltd.

plastec technologies Reports Unaudited FISCAL 2013 FIRST quarter financial results

Company Expands Previously Announced Stock Repurchase Plan of up to $5 Million of Ordinary Shares to Include Warrants

FY 2013 Q1 Financial Highlights

•	Sales of $46.0 million
•	Gross margin of 10.6%
•	EBITDA of $7.1 million
•	Net income of $2.1 million, or $0.14 per diluted share

Hong Kong – September 11, 2012 – Plastec Technologies, Ltd. (OTCBB: PLTYF (ordinary shares), PLTWF (warrants), PLTEF (units)) (“Plastec” or the “Company”), an integrated plastic manufacturing services provider that operates in the People’s Republic of China, announced today its unaudited financial results for fiscal 2013 first quarter ended July 31, 2012.

See attached tables at the end of this release in Hong Kong Dollars (HKD). All other amounts in this press release are presented in U.S. dollars (USD) with a conversion rate of US$1.0: HK$7.8 (see table below).

Plastec Technologies, Ltd.

Selected Financial Statements in USD ($ in millions, except per share data)

	3 months ended 7/31/2012	3 months ended 7/31/2011
Sales	$46.0	$49.3
Cost of Revenues	$41.1	$41.7
Gross Profit	$4.9	$7.7
Gross Profit Ratio	10.6%	15.5%
Income from Operations	$2.3	$5.2
Net Income	$2.1	$3.6
Diluted EPS	$0.14	$0.21
EBITDA	$7.1	$10.1

Mr. Kin Sun Sze-To, Chairman of Plastec, stated, “For the first three months of fiscal year of 2013, our top line was affected by stagnant market conditions and reduced orders from existing customers. The floods in Thailand delayed a number of new potential product launches, which is where we generate the predominant portion of our gross margin. We believe this has caused a number of manufacturers to focus their attention on the 2012 holiday season for new launches. Our financial position remains very strong with approximately $27.8 million in cash as of July 31, 2012.”

Plastec Technologies, Ltd. September 11, 2012	Page 2

Fiscal Year 2013 First Quarter Financial Review

•	The Company’s total sales for the three months ended July 31, 2012 decreased 6.7% to $46.0 million from $49.3 million in the prior-year period as a result of the economic slowdown mentioned above.

•	The Company’s gross profit margin for the three months ended July 31, 2012 was 10.6%, compared to 15.5% in the prior-year period.

•	EBITDA for the three months ended July 31, 2012, was $7.1 million, compared to $10.1 million in the prior-year period.

•	Net income for the three months ended July 31, 2012 was $2.1 million, or $0.14 per share based on a weighted average number of diluted shares outstanding of 14.5 million, compared to $3.6 million, or $0.21 per share based on 16.7 million weighted average number of diluted shares, in the prior-year period.

Balance Sheet Highlights

As of July 31, 2012, the Company had cash and cash equivalents of $27.8 million; working capital of $25.6 million, total bank borrowings of $18.6 million, and shareholders’ equity of $92.9 million.

Share Repurchase Update

In June 2012, the Company approved a six-month extension of its previously announced share repurchase plan, allowing Plastec to purchase up to $5 million of its ordinary shares in both open market and privately negotiated transactions at the discretion of the Company’s management and as market conditions allow. To date, the Company has repurchased 64,675 shares under its repurchase plan.

The Company also announced today that it will expand the scope of the repurchase plan to include Plastec’s publicly-held warrants (under ticker “PLTWF”), with all other terms of the repurchase plan remaining unchanged.

About Plastec

Originally founded in 1993 by Chairman and CEO, Mr. Kin Sun Sze-To, Plastec is an integrated plastic manufacturing services provider that operates in the People’s Republic of China through its wholly owned subsidiaries. With approximately 5,500 employees, Plastec provides precision plastic manufacturing services from mold design and fabrication, plastic injection manufacturing to secondary-process finishing, as well as parts assembly.

Forward Looking Statements

This press release contains “forward-looking statements.” These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

Plastec Technologies, Ltd. September 11, 2012	Page 3

CONTACT:

Plastec Technologies, Ltd.

Eli D. Scher, Director

eli@plastec.com.hk

HL Ning, Chief Financial Officer

ning@plastec.com.hk

INVESTOR RELATIONS:

The Equity Group Inc.

Adam Prior, Vice President

(212) 836-9606

aprior@equityny.com

Katherine Yao, Account Executive

kyao@equityny.com

Plastec Technologies, Ltd. September 11, 2012	Page 4

PLASTEC TECHNOLOGIES, LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (UNAUDITED)
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 3 months ended
	July 31,
	2012		2011
	HK$		HK$
Revenue		358,827		384,651
Cost of revenues		(320,751)		(324,982)
Gross profit		38,076		59,669

Operating expenses
Selling, general and administrative expenses		(21,524)		(19,828)
Other income		1,303		353
(Loss)/Gain on disposals of property, plant and equipment		(51)		76
Total operating expenses, net		(20,272)		(19,399)

Income from operations		17,804		40,270
Interest income		55		51
Interest expense		(549)		(722)
Income before income tax expense		17,310		39,599

Income tax expense		(1,225)		(11,903)
Net income		16,085		27,696
Other comprehensive income
Foreign currency translation adjustment		(400)		7,138
Comprehensive income attributable to Plastec Technologies, Ltd.		15,685		34,834

Weighted average number of ordinary shares		14,490,333		16,733,196
Weighted average number of diluted ordinary shares		14,490,333		16,733,196

Basic earnings per share attributable to Plastec Technologies, Ltd.	HK$	1.1	HK$	1.6
Diluted earnings per share attributable to Plastec Technologies, Ltd.	HK$	1.1	HK$	1.6

Plastec Technologies, Ltd. September 11, 2012	Page 5

PLASTEC TECHNOLOGIES, LTD.
CONSOLIDATED BALANCE SHEETS
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	As of	As of
	July 31, 2012	April 30, 2012
	HK$	HK$
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	216,944	199,818
Trade receivables, net of allowances for doubtful accounts of HK$nil and HK$nil as of Jul 31 and Apr 30 2012 respectively	319,602	282,869
Inventories	114,130	128,387
Deposits, prepayment and other receivables	20,831	20,514
Total current assets	671,507	631,588

Property, plant and equipment, net	503,060	524,137
Prepaid lease payment, net	24,365	24,753
Other assets	11,836	12,813
Intangible assets	438	438
Total assets	1,211,206	1,193,729

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Bank borrowings	144,947	156,866
Capital lease obligations	89	303
Trade payables	121,233	121,964
Other payables and accruals	131,379	115,109
Tax payable	74,162	72,936
Total current liabilities	471,810	467,178

Deferred tax liabilities	14,504	14,504
Total liabilities	486,314	481,682

Commitments and contingencies	-	-

Shareholders' equity
Preferred shares (US$0.001 par value; 1,000,000 share authorized, none issued and outstanding)	-	-
Ordinary shares (US$0.001 par value; 100,000,000 shares authorized, 14,292,228 shares and 14,352,903 shares issued and outstanding as of Jul 31 and Apr 30, 2012 respectively)	111	112
Additional paid-in capital	75,128	77,967
Accumulated other comprehensive income	15,113	15,514
Retained earnings	634,540	618,454
Total Plastec Technologies, Ltd. shareholders' equity	724,892	712,047

Total liabilities and shareholders' equity	1,211,206	1,193,729

Plastec Technologies, Ltd. September 11, 2012	Page 6

PLASTEC TECHNOLOGIES, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 3 months ended
	July 31,
	2012	2011
	HK$	HK$
Operating activities
Net Income after taxation	16,085	27,696
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	38,691	38,824
Net gain on disposal of property, plant and equipment	(51)	(76)
Deferred tax charge	-	(652)
Change in operating assets and liabilities:
Trade receivables	(36,734)	(69,339)
Inventories	14,257	(371)
Deposits, prepayment and other receivables	(316)	(239)
Trade payables	(731)	11,527
Other payables and accruals	16,272	18,113
Tax payables	1,225	12,555
Net cash provided by operating activities	48,698	38,038

Investing activities
Purchase of property, plant and equipment	(7,141)	(31,230)
Proceeds from disposal of property, plant and equipment	2,779	1,462
Deposits for purchase of property, plant and equipment	(11,837)	(9,652)

Net cash used in investing activities	(16,199)	(39,420)

Financing activities
Repurchases of shares	(2,840)	-
Proceeds from bank borrowings	83,727	97,547
Repayment of bank borrowings	(95,646)	(88,648)
Repayment of capital lease obligations	(214)	(1,756)
Net cash provided by/(used in) financing activities	(14,973)	7,143

Effect of exchange rate changes on cash and cash equivalents	(400)	7,071
Net increase in cash and cash equivalents	17,526	5,761
Cash and cash equivalents, beginning of period	199,818	219,757
Cash and cash equivalents, end of period	216,944	232,589

Supplementary
interest paid	494	671
income tax paid	-	-

Plastec Technologies, Ltd. September 11, 2012	Page 7

RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

A reconciliation of Adjusted EBITDA to net income is provided below:

		For the 3 months ended July 31,

HKD’000		2012	2011
Net income (Note)		14,833	27,267
Plus	: Interest expenses	549	722
Minus	: Interest income	(55)	(51)
Plus	: Income tax expense	1,225	11,903
Income from Operations		16,552	39,841
Plus	: Depreciation & Amortization	38,691	38,824
Adjusted EBITDA		55,243	78,665

Note: Excl. Other Incomes and gain/(loss) on disposal

This press release includes financial information (EBITDA) not derived in accordance with generally accepted accounting principles or international financial reporting standards. Plastec believes that the presentation of such financial information provides more useful information to investors as it indicates more clearly Plastec’s future performance. EBITDA was derived by taking earnings before interest expense (net), taxes, depreciation and amortization as adjusted for certain one-time non-recurring items and exclusions.